Exhibit 99.3

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2018 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be held at 9:00 am., Tuesday, June 26, 2018 at Hsinchu Science Park Life Hub (located at Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan).

1.	The agenda of the Meeting is as follows:

I.	Report Items:

1.	Company’s business report for fiscal year 2017.

2.	Audit Committee’s review report of the financial reports for fiscal year 2017.

3.	Report of audited impairment loss on assets.

4.	Amendments to Procedures for Ethical Management and Guidelines for Conduct.

5.	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2017.

6.	Explanation of not adopting shareholder’s proposal in the agenda.

II.	Matters for Ratification:

1.	Adoption of the financial reports for fiscal year 2017.

2.	Adoption of the earnings distribution proposal for fiscal year 2017.

III.	Matters for Discussion:

1.	Proposal of Capital Reduction.

IV.	Other Proposals:

1.	To release restrictions under Article 209 of the Company Act regarding non-compete of directors.

V.	Special Motions

2.	The Board has approved cash distribution of NT$0.3 per share to shareholders for the earnings distribution proposal for fiscal year 2017.

3.	Proposal of releasing Directors from non-compete restriction under Article 209 of the Company Act. To release restriction on Independent Director, Yuh-Fong Tang as the consultant of Intelligent Silicon Solution Corporation.

4.	(Omitted — not applicable to ADR holders)

5.	(Omitted — not applicable to ADR holders)

6.	(Omitted — not applicable to ADR holders)

7.	(Omitted — not applicable to ADR holders)

8.	(Omitted — not applicable to ADR holders)

9.	(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors
ChipMOS TECHNOLOGIES INC.